October 25, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Shange Callaghan, Esq. and Nicholas Panos, Esq.

Re:	Nature’s Miracle Holding Inc.

Schedule 13D Filed by Tie (James) Li

Filed July 9, 2024

File No. 005-94497

Dear Mr. Callaghan and Mr. Panos:

I am responding to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated October 16, 2024 (the “Comment Letter”).

For your convenience, the Saff’s comment contained in the Comment Letter has been restated below.

Staff Comment:

Schedule 13D Filed July 9, 2024

General

1.

We have reviewed your response to prior comment one in our letter dated September 23, 2024. Based on the March 11, 2024 event date, the Schedule 13D filed on April 17, 2024, using the wrong EDGAR filing codes, was not timely filed. Please supplement your response to prior comment one in our letter dated September 23, 2024 to advise us why the Schedule 13D filed on April 17, 2024 was not filed within the required five business days after the date of the acquisition.

Response:

By way of background, March 11, 2024, Nature’s Miracle Holding Inc. (the “Company”), Nature’s Miracle, Inc., (“Nature’s Miracle”) and Lakeshore Acquisition II Corp., a special purpose acquisition company completed their business combination (the “Transaction”). In connection with the Transaction, the stockholders of Nature’s Miracle, Inc. received shares of Lakeshore Acquisition II Corp., which changed its name to Nature’s Miracle Holding Inc. (NMHI).

My shares of Nature’s Miracle Holding Inc. were acquired as a result of my exchanging my shares of Nature’s Miracle Inc. for shares of Nature’s Miracle Holding Inc., and not in an open market transaction.

The late filing of my 13 D was an inadvertent lack of attention to the filing because I was focused on running Nature’s Miracle Holding Inc. as a newly public company. To this end, during this time, both the Company’s counsel and I were focusing on the Nature’s Miracle Holding’s SEC filings including the filing of its super 8-K and Annual Report on Form 10-K. I regret that the filing was not timely made and respectfully apologize. I have since become better versed with Section filing requirements and if I am required to make a Section 13 filing in the future I will make sure that filing is timely made.

Should you have any further questions, please feel free to contact the Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

/s/ Tie (James) Li
Tie (James) Li